Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus Resources Fund - Notice of Record and Meeting Date for Annual
     General Meeting of Unitholders

     <<
     TSX: ERF.UN
     NYSE: ERF
     >>

     CALGARY, Feb. 23 /CNW/ - Enerplus Resources Fund (the "Fund") hereby gives notice that March 20, 2009 has been fixed as the Record Date for determination of those Unitholders and holders of Enerplus Exchangeable
Limited Partnership Class B units entitled to receive notice and to vote at the Annual General Meeting of the Fund to be held in the Lecture Theatre of the Metropolitan Centre, 333 - 4th Avenue SW, in Calgary, Alberta, commencing at 11:00 am on Friday, May 8, 2009.

     <<
     David A. McCoy
     Vice President, General Counsel & Corporate Secretary
     Enerplus Resources Fund
     >>

     %CIK: 0001126874

     /For further information: Investor Relations at 1-800-319-6462 or email
investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 15:16e 23-FEB-09